INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
VictoryBase Corporation and Combined Affiliate and Subsidiaries

Opinion

We have audited the accompanying combined and consolidated financial statements of **VictoryBase Corporation and Combined Affiliate and Subsidiaries** (the "Company"), which comprise the combined and consolidated balance sheets as of December 31, 2024 and 2023, and the related combined and consolidated statements of operations, equity (deficit), and cash flows for the years then ended, and the related notes to the combined and consolidated financial statements.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Combined and Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the combined and consolidated financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined and consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the combined and consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Combined and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined and consolidated financial statements.

McNAMARA and ASSOCIATES, LLC
also d/b/a ASSURANCE DIMENSIONS, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the combined and consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined and consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the combined and consolidated financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the combined and consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined and consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the combined and consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the combined and consolidated financial statements or to the combined and consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the combined and consolidated financial statements as a whole.

McNamara and Associates, LLC

Tampa, Florida
April 16, 2025

VictoryBase Corporation and
Combined Affiliate and Subsidiaries

Combined and Consolidated Financial Statements
Years Ended December 31, 2024 and 2023

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
VictoryBase Corporation and Combined Affiliate and Subsidiaries

Opinion

We have audited the accompanying combined and consolidated financial statements of **VictoryBase Corporation and Combined Affiliate and Subsidiaries** (the "Company"), which comprise the combined and consolidated balance sheets as of December 31, 2024 and 2023, and the related combined and consolidated statements of operations, equity, and cash flows for the years then ended, and the related notes to the combined and consolidated financial statements.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Combined and Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the combined and consolidated financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined and consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the combined and consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Combined and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined and consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the combined and consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined and consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the combined and consolidated financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the combined and consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined and consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the combined and consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the combined and consolidated financial statements or to the combined and consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the combined and consolidated financial statements as a whole.

Other Matter

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McNamara and Associates, PLLC

Tampa, Florida
April 22, 2024

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Balance Sheets
As of December 31, 2024 and 2023

Assets	2024	2023
Current assets		
Cash	$ 322,715	$ 481,405
Accounts receivable	3,433	13,804
Escrow deposits	121,478	102,050
Prepaid expenses	50,368	39,633
Prepaid offering costs	-	446,475
Due from related party	1,758	3,597
Total current assets	499,752	1,086,964
Property and equipment, net	16,867,353	17,887,850
Total assets	**$ 17,367,105**	**$ 18,974,814**

Liabilities and Equity (Deficit)	2024	2023
Current liabilities		
Accounts payable and accrued expenses	$ 126,519	$ 137,582
Notes payable, current portion	133,090	126,612
Due to related party	800,386	887,248
Security deposits refundable	181,272	176,096
Deferred revenue	24,324	24,928
Total current liabilities	**1,265,591**	**1,352,466**
Notes payable, less current portion and unamortized debt issuance costs	14,849,449	14,973,436
Mandatorily redeemable preferred membership interest	2,063,561	2,033,561
Total liabilities	**18,178,601**	**18,359,463**
Equity (Deficit)		
Stockholders' Deficit		
Class A common stock, 10,000,000 authorized; issued and outstanding 34,659 and 25,170 as of December 31, 2024 and 2023, respectively	35	25
Class B common stock, 1,000,000 authorized; 1,000,000 issued and outstanding as of December 31, 2024 and 2023, respectively	1,000	1,000
Additional paid in capital	73,248	2,375
Accumulated deficit	(765,716)	(257,712)
Total stockholders' deficit	(691,433)	(254,312)
Members' equity (deficit)		
Members' equity (deficit)	171,337	975,286
Noncontrolling interest	(291,400)	(105,623)
Total members' equity (deficit) VictoryBase Holdings LLC	(120,063)	869,663
Total equity (deficit)	(811,496)	615,351
Total liabilities and equity (deficit)	**$ 17,367,105**	**$ 18,974,814**

The accompanying notes are an integral part of these combined and consolidated financial statements.

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Statements of Operations
For the Years Ended December 31, 2024 and 2023

	2024	2023
Revenues	$ 2,178,474	$ 1,965,029
Operating expense		
Property maintenance expense	104,404	151,596
Property tax expense	281,918	190,987
General and administrative	1,084,029	374,173
Depreciation expense	1,047,452	1,007,008
Total operating expenses	2,517,803	1,723,764
Operating income (loss)	**(339,329)**	**241,265**
Other income (expense):		
Interest income	8	181
Interest expense	(830,441)	(898,718)
Interest expense preferred return	(150,000)	(133,561)
Total other expense, net	(980,433)	(1,032,098)
Net loss before income taxes and noncontolling interest	**(1,319,762)**	**(790,833)**
Income tax expense	-	-
Net loss before noncontrolling interest	**(1,319,762)**	**(790,833)**
Net loss attributed to noncontrolling interest	185,777	105,623
Net loss attributable to the combined and consolidated entity	**$ (1,133,985)**	**$ (685,210)**

The accompanying notes are an integral part of these combined and consolidated financial statements.

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Statements of Equity (Deficit)
For the Years Ended December 31, 2024 and 2023

	Stockholders' Deficit									
	Class A Common Stock	Class A Common Stock Par $.001	Class B Common Stock	Class B Common Stock Par $.001	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit	Members' Equity	Noncontolling Interest	Total Equity (Deficit)
Balance, December 31, 2022	25,000	$ 25	1,000,000	$ 1,000	$ 975	$ (211,939)	$ (209,939)	$ 3,178,899	$ -	$ 2,968,960
Sale of Class A common stock for cash	170	-	-	-	1,400	-	1,400	-	-	1,400
Member contribution	-	-	-	-	-	-	-	300,000	-	300,000
Member distributions	-	-	-	-	-	-	-	(419,137)	-	(419,137)
Repurchase of member units	-	-	-	-	-	-	-	(1,445,039)	-	(1,445,039)
Net loss	-	-	-	-	-	(45,773)	(45,773)	(639,437)	(105,623)	(790,833)
Balance, December 31, 2023	25,170	25	1,000,000	1,000	2,375	(257,712)	(254,312)	975,286	(105,623)	615,351
Distribution to majority member	-	-	-	-	-	-	-	(177,968)	-	(177,968)
Sale of Class A common stock for cash, net of issuance costs	9,659	10	-	-	72,273	-	72,283	-	-	72,283
Return of investment	(170)	-	-	-	(1,400)	-	(1,400)		-	(1,400)
Net loss	-	-	-	-	-	(508,004)	(508,004)	(625,981)	(185,777)	(1,319,762)
Balance, December 31, 2024	**34,659**	**$ 35**	**1,000,000**	**$ 1,000**	**$ 73,248**	**$ (765,716)**	**$ (691,433)**	**$ 171,337**	**$ (291,400)**	**$ (811,496)**

The accompanying notes are an integral part of these combined and consolidated financial statements.

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023

	2024	2023
Cash from operating activities		
Net loss	$ (1,319,762)	$ (790,833)
Adjustments to reconcile net loss		
provided by operating activities:		
Depreciation and amortization	1,047,452	1,007,008
Accrued preferred return	150,000	133,561
Amortization of debt issuance costs	9,108	6,072
Deferred offering costs expensed	446,475	-
Increase (decrease) in cash due to changes in:		
Accounts receivable	10,371	(8,374)
Prepaid expenses	(10,735)	(39,633)
Accounts payable and accrued expenses	(11,063)	(58,531)
Security deposits payable	5,176	74,400
Deferred revenue	(604)	12,647
Net cash provided by operating activities	**326,418**	**336,317**
Cash flows from investing activities		
Escrow deposits	(19,428)	(102,050)
Purchases of property and equipment	(26,955)	(6,281,009)
Repayment from (advance to) related party	1,839	(3,597)
Net cash used in investing activities	**(44,544)**	**(6,386,656)**
Cash flows from financing activities		
Proceeds from notes payable	-	7,426,000
Debt issuance costs	-	(91,084)
Payments on notes payable	(126,617)	(90,940)
Sale of Class A common stock for cash, net of issuance costs	72,283	1,400
Return of investment	(1,400)	-
Member contributions	-	300,000
Member distributions	(177,968)	(275,138)
Repurchase of member units	-	(1,445,039)
(Repayment to) advance from related party	(86,862)	247,388
Preferred return payments	(120,000)	(100,000)
Prepaid offering costs	-	(182,979)
Net cash (used in) provided by financing activities	**(440,564)**	**5,789,608**
Net decrease in cash	(158,690)	(260,731)
Cash, beginning of year	481,405	742,136
Cash, end of year	**$ 322,715**	**$ 481,405**
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$ 821,333	$ 892,646
Cash payments for taxes	$ -	$ -
Non-cash investing activities		
Distribution payable included in advance due to related party	$ -	$ 144,000
Property purchased with preferred membership interest	$ -	$ 2,000,000

The accompanying notes are an integral part of these combined and consolidated financial statements.

Note A – Nature of Business and Organization

VictoryBase Corporation and Combined Affiliate refers to the combined accounts of companies that are commonly controlled by VictoryBase RE, LLC (“VBRE”), a Texas limited liability company (“LLC”). The Combined Affiliate wholly owns an entity and is the primary beneficiary of another entity determined to be a variable interest entity. The Combined Affiliate’s financial statements consolidate the accounts of both of these entities (see below).

The Combined and Consolidated financial statements are comprised of the following group of companies:

VictoryBase Corporation ("VBC"), an entity majority owned by VBRE; VictoryBase Holdings, LLC ("VBH"), an entity majority owned by VBRE; VictoryBase SC1, LLC (“SC1"), a wholly owned subsidiary of VBH; VictoryBase NY1, LLC (“NY1”), a variable interest entity consolidated with VBH.

- VBC was incorporated in August 2020 in the State of Delaware. Headquartered in Southlake, Texas VBC provides the opportunity to invest in a portfolio of residential real estate assets to investors who have, until recently, had limited access to these types of investments.
- VBH was formed in December 2020 as a Texas LLC. VBH is the holding company of SC1 and NY1. As of December 31, 2024, VBH has issued and outstanding 645,456, 9,173, and 0 class A, B and C member units, respectively. VBRE holds all of the class A and C member units and VBC holds the class B member units (see Note G). VBC is the manager of VBH. VBC also manages the daily operations of VBH.
- SC1 was formed in February 2021 as a Texas limited liability company. In January 2023, VBH exercised its right under a control agreement among VBH, VBRE, and SC1 to require VBRE to contribute all of the membership interests in SC1 to VBH. In connection with such contribution, VBH issued 715,065 class A member units of VBH to VBRE (see Note G). Upon such contribution, the control agreement terminated by mutual agreement of the parties. SC1 now holds 48 homes in a single community located in Beaufort County, South Carolina. These homes are occupied by residents under an agreement between the occupant and SC1, also referred to as a Base Agreement.
- NY1 was formed in October 2022 as a Texas LLC authorized to conduct business in the state of New York. In February 2023, NY1 acquired 50 apartment homes for $7,900,000 in Sackets Harbor, New York funded as follows: (i) $2,000,000 preferred membership interests of NY1 to the seller of such real property (“Preferred Member”) (see Note E), (ii) $300,000 in cash contributed to NY1 from VBH (see Note G), and (iii) and a loan (see Note D). These apartment homes are occupied by residents under a Base Agreement.

VBC and its combined affiliate and its subsidiaries are collectively referred to as the “Company” and the properties held by SC1 and NY1 are collectively referred to as the” VictoryBase Properties.”

VBC is building a nationwide network of residential real estate properties located near United States military bases, which will be made available for occupancy by military service members and other individuals and families seeking housing in such locations.

VBC works with its related entity VBRE to find residential real estate assets to invest. Typically, VBRE will acquire the real estate asset and stabilize the property with tenants. Once the asset is stabilized VBRE will contribute the asset to VBH in exchange for member units (see Note G).

In addition to providing housing at affordable prices, VBH provides occupants with the opportunity to invest in VictoryBase properties by providing them with the ability to invest in VBC. Under the Base Agreement, occupants can elect to have a portion of their monthly rent payment invested into VBC by way of a regulation crowdfunding (“Ref CF”). This is referred to as an “EquityBase Investor”. VBC will then utilize the funds collected from EquityBase Investors to contribute capital to VBH in exchange for class B member units. Outside investors also have the ability to invest in VBC.

Note B – Significant Accounting Policies

The combined and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

The accompanying combined and consolidated financial statements include the accounts of VBC and its combined affiliate VBH and its wholly-owned subsidiaries SC1 and NY1, an entity determined to be a variable interest entity and VBH the primary beneficiary. All significant intercompany balances and transactions have been eliminated in combination.

Variable Interest Entities

In accordance with the Financial Accounting Standards Board's (the "FASB") Accounting Standards Codification ("ASC") *810-10-25-22 – Variable Interest Entity*, ("VIE") a VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, has both the: (i) power to direct the activities that most significantly impact the VIE's economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE.

VBH determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for VBH or other interests to provide financial support; consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of VBH and the other interests. VBH reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

NY1 is owned and controlled by a common and preferred member. Major decisions of NY1, as defined by its LLC agreement, require both members consent. However, VBH is the sole manager of NY1 and oversees NY1's daily operations. Therefore, VBH has determined it is the primary beneficiary of NY1 as it as the ability to direct the activities that most significantly impact NY1's economic performance as the managing member and obligation to absorb losses of NY1 due to its guarantee on the loan agreement executed in connection with the acquisition of the real estate held by NY1 (see Note C).

The noncontrolling interest held by the preferred member is presented within the combined and consolidated balance sheets and statements of operations as "noncontrolling interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the utilization of deferred tax assets and estimated useful lives of long-lived assets.

Note B – Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. As of December 31, 2024 and 2023, the Company did not have any cash equivalents. The Company places its temporary cash investments with high-quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivable consists of amounts due from tenants under a Base Payment lease agreement. The Company monitors accounts receivable and provides allowances for expected credit losses when considered necessary. As of December 31, 2024 and 2023, the accounts receivable were considered to be fully collectible. Accordingly, we did not deem an allowance for credit losses necessary as of December 31, 2024 and 2023.

Prepaid Offering Costs

Costs incurred prior to an equity offering are capitalized until the offering occurs. Upon the equity offering being consummated, all accumulated costs are charged against the proceeds. If the Company determines that the equity offering will not occur (i.e. offering terminated), the accumulated costs are charged to operations. During the year ended December 31, 2024, the Company abandoned a Regulation A offering and expensed approximately $446,000 of costs related to the offering within general and administrative expenses. Further, during the year ended December 31, 2024, the Company incurred another $20,000 related to its Regulation Crowdfunding (“CF”) efforts which have been reflected within equity, net of proceeds received in the CF.

Property and Equipment, Net

Property and equipment are stated at cost. Major additions and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed when incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term. The Company holds land which is not subject to depreciation.

Long-Lived Assets

Long-lived assets such as property and equipment and intellectual property subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2024 and 2023.

Security Deposits Refundable

SC1 and NY1 generally require an upfront security deposit from tenants upon execution of a Base Agreement. These deposits are refundable to the tenant upon the Base Agreement terminating and the tenant meeting certain conditions upon vacating the property. These refundable deposits are presented as a current liability on the combined and consolidated balance sheets. Any deposits that become nonrefundable would be included in income at that time. As of December 31, 2024 and 2023, security deposits refundable were approximately $181,000 and $176,000, respectively.

Note B – Significant Accounting Policies (continued)

Mandatorily Redeemable Preferred Membership Interest

The Company evaluates financial instruments issued with characteristics of both liabilities and equity upon issuance to determine its proper classification as either a liability or equity. Such instruments are first evaluated under ASC 480 "*Distinguishing Liabilities from Equity*," which requires the following three types of instruments to be classified as liabilities:

- Mandatorily redeemable shares
- Instruments other than an outstanding share that, at inception, embody, or are indexed to, an obligation to buy back the issuer's equity shares that could require the transfer of assets
- Instruments that embody a conditional obligation, or shares that embody an unconditional obligation, to issue a variable number of the issuer's equity shares and at inception, the monetary value of the obligation is based solely or predominantly on:
    - A fixed value known at inception.
    - Variations in something other than the fair value of the issuer's equity shares (e.g., an obligation to deliver shares with a fair value at settlement equal to the value of one ounce of gold).
    - Variations that move in the opposite direction to changes in fair value of the issuer's shares (e.g., net share settled written put options).

During 2023, NY1 issued a preferred membership interest which includes a mandatory redemption feature (see Note E).

Revenue Recognition

The Company recognizes revenue from the rental of its properties in accordance with Accounting Standard Codification ("ASC") 842, *Leases.* As a lessor, the Company records revenues from its Base Agreements on the straight-line basis over the term of the lease which is typically twelve months. Sales taxes and other similar taxes are excluded from revenue. Revenues also include various fees charged to tenants under the contractual terms of the Base Agreement which are recognized at the time the fee is incurred and charged to the tenant.

Income from security deposits refundable is recognized upon the security deposit becoming nonrefundable which typically occurs when the Base Agreement ends and the tenant has not met all conditions to receive their deposit.

Deferred revenue consists of prepaid rent and fees. Deferred revenue as of December 31, 2024 and 2023 was approximately $24,000 and $25,000, respectively. Deferred revenue is expected to be recognized as revenue in the following year. During the year ended December 31, 2024, the approximate $25,000 of deferred revenue as of December 31, 2023 was recognized as revenue.

Leases

The Company accounts for leases under ASC Topic 842, *Leases*. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the face of the balance sheet. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and included in income.

Note B – Significant Accounting Policies (continued)

During the year ended December 31, 2024 and 2023, the Company did not have any leases that fell within the scope of ASC 842 as a leasee.

Advertising Expense

Advertising costs are expensed in the period incurred. The Company did not incur any significant advertising costs during the years ended December 31, 2024 and 2023.

Income Taxes

VBC

VBC uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2024 and 2023. The Company’s 2022-2024 tax year is open for examination by federal and state taxing authorities.

VBH

VBH is a limited liability company. During the years ended December 31, 2024 and 2023, VBH was taxed as a partnership under the Internal Revenue Code. Under these provisions and similar state provisions, VBH does not pay federal or state corporate income taxes on its taxable income. Instead, the members are taxed on VBH’s taxable income or deducts VBH’s losses on their individual tax returns. Accordingly, no provision for federal or state income taxes has been included in the accompanying combined and consolidated financial statements for VBH.

Fair Value

ASC 820-10-05 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under ASC 820-10-05 are described below:

> Level 1 - Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
>
> Level 2 - Inputs, other than quoted market prices in active markets that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
>
> Level 3 - Prices or valuations that require unobservable inputs that are both significant to the fair measurement and unobservable. Valuation under level 3 generally involves a significant degree of judgment from the investment advisor.

Note B – Significant Accounting Policies (continued)

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to its fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the assets or liabilities. As of December 31, 2024 and 2023, the Company did not have any assets or liabilities recorded at fair value on a recurring basis.

The carrying value of the Company's accounts receivables, accounts payable and other current assets and liabilities approximate fair value due to their short-term nature. The carrying value of the Company's notes payable materially approximate fair value because the terms are consistent with prevailing market rates.

Segment Reporting

The Company operates in one reportable segment, the rental of real estate properties to tenants. The Company's chief operating decision maker, the chief executive officer, manages the Company's operations as a whole.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 requires public business entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages. The guidance requires the rate reconciliation to include specific categories and provides further guidance on disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income (loss) from continuing operations by the applicable statutory rate. For entities reconciling to the US statutory rate of 21%, this would generally require disclosing any reconciling items that impact the rate by 1.05% or more. ASU 2023-09 is effective for public business entities for annual periods beginning after Dec. 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is expected to have a financial statement disclosure impact only and is not expected to have a material impact on the Company's combined and consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined and consolidated financial statements upon adoption.

Note C – Property and Equipment, Net

The Company's property and equipment as of December 31, 2024 and 2023 consist of the following:

	Useful Lives	2024	2023
Land		$ 149,900	$ 149,900
Real estate property	20 years	19,049,704	19,034,898
Furniture and fixtures	5 years	413,587	401,439
Total property and equipment		19,613,191	19,586,237
Less: accumulated depreciation		(2,745,838)	(1,698,387)
Property and equipment, net		$ 16,867,353	$ 17,887,850

Note C – Property and Equipment, Net (continued)

Total depreciation expense for the years ended December 31, 2024 and 2023, was approximately $1,047,000 and $1,007,000, respectively. In February 2023, NY1 acquired 50 apartment homes in a single community located in New York for $7.9 million (the NY Real Estate). NY1 funded this acquisition with a note payable, contributions from VBH and the issuance of preferred membership interests in NY1 (see Notes D, E, and G).

Note D – Notes Payable, Net

SC1 Loan

On September 8, 2021, the Company entered into a Note Payable agreement for a maximum of $7,850,000 with a financial institution for the financing of 48 homes. The Note Payable accrued interest at prime plus 1.50% with interest payable on a monthly basis and principal and interest based on a 30-year amortization of the note beginning 25 months after the September 8, 2021 loan commencement date. The loan was to mature September 5, 2024 and required a lump sum payment of the remaining principal. The loan was collateralized by the property and was guaranteed by an owner. The Note Payable was fully repaid during 2023 (see below). Therefore, the Note Payable had a balance of approximately $0 as of December 31, 2024 and 2023.

On June 2, 2023, the property held by SC1 was refinanced with a $9,361,000 mortgage loan from an unrelated lender. The proceeds from the mortgage loan were used to repay the Note Payable above and repurchase 144,504 Class A units issued by VBH to its majority member, VBRE for $1,445,039. The mortgage loan bears interest at 5.6% with interest only payments due through May 2033 and the principal balance and any and all accrued interest due on maturity of June 30, 2033. The mortgage loan is guaranteed by VBRE, Thomas Paquin, VBC's President, CEO and sole member of VBRE and is collateralized by the 48 home real estate properties held by SC1.

During the years ended December 31, 2024 and 2023, SC1 incurred approximately $0 and $91,000, respectively, of fees directly related to securing the mortgage loan. These loan fees have been recorded as debt issuances costs to be amortized into interest expense over the ten-year term of the mortgage loan. As of December 31, 2024 and 2023, unamortized debt issuance costs of approximately $76,000 and $85,000, respectively, have been presented net of the outstanding principal balance. As of December 31, 2024, the outstanding principal balance on the mortgage loan was $9,361,000. During the years ended December 31, 2024 and 2023, SC1 recognized approximately $9,100 and $6,000, respectively of amortization expense in connection with the debt issuance costs which has been presented in interest expense on the combined and consolidated statements of operations. As of December 31, 2024 and 2023, accounts payable and accrued expenses on the accompanying balance sheets include $45,141 of accrued interest on this Note Payable.

NY1 Loan

On February 10, 2023, NY1 executed a commercial loan agreement with an unrelated party in the amount of $5,915,000. The proceeds from the loan agreement were used to purchase the apartment homes located in New York (see Note C). The loan initial bears interest at 5.0% subject to adjustment on August 1, 2027 and every five years thereafter to a rate equal to the five-year Treasury Constant Maturity Rate published by the Federal Reserve plus 3.0%. However, the interest rate shall never be less than 5.0%. The loan agreement is guaranteed by Thomas Paquin, VBH, and the Preferred Member of NY1. The loan will be repaid with fixed monthly installments of principal and interest in the amount of $34,579 commencing April 1, 2023 and matures on March 1, 2048. The loan is collateralized by the NY Real Estate.

Note D – Notes Payable (continued), Net

Future maturities of notes payable as of December 31, 2024 are as follows:

Year Ending December 31,	Amount
2025	$ 133,090
2026	139,899
2027	147,057
2028	154,580
2029	162,489
Thereafter	14,321,328
Total payments	15,058,443
Unamortized discount	(75,904)
Notes payable, net of unamortized discount	$ 14,982,539
Notes payable, current portion	$ 133,090
Notes payable, less current portion, net	14,849,449
	$ 14,982,539

Total interest expense, including amortization of debt issuance costs, for the years ended December 31, 2024 and 2023 recognized on the notes payable in the aggregate was approximately $830,00 and $893,000 respectively.

Note E – Mandatorily Redeemable Preferred Membership Interest

In connection with the acquisition of the real estate held by NY1, NY1 issued to the unrelated seller of the real estate, as consideration, preferred membership interests (“Preferred Interest”) in the amount of $2 million (“Preferred Equity Investment”).

NY1’s limited liability company agreement outlines the various rights and privileges of the Preferred Interest which are as follows:

- A priority return of 6.0%, compounded annually, on the Preferred Equity Investment and commencing on the date the Preferred Interest was issued by NY1 to the Preferred Member (“Priority Return”).
- Mandatory redemption on February 10, 2028 equal to the sum of the Preferred Equity Investment less any payments of the Priority Return (“Preferred Equity Balance”) plus the amount necessary for the Preferred Member to achieve a 7.5% annual rate of return (“Preferred Return”).
- Preference to any available cash for distributions as follows:
  - until the Preferred Member has received the Priority Return no distributions shall be made to the common member.
  - 75% to the Preferred Member and 25% to the common member until the Preferred Member has received aggregate distributions sufficient to achieve a return on investment of 7.5% per annum, compounded annually, on the Preferred Equity Investment.
  - Thereafter, the remainder, if any, to the common member.
- Preference to any proceeds received from sale, transfer, or other disposition or liquidation of the real estate property held by NY1 in excess of $100,000 as follows:
  - Preferred Member shall have rights to all such proceeds until the Preferred Equity Balance is reduced to zero.
  - Preferred Member and common member each receive 75% and 25%, respectively, until a redemption in full of the Preferred Member’s interest has occurred.
  - Thereafter, the remainder, if any, to the common member.

Note E – Mandatorily Redeemable Preferred Membership Interest (continued)

As of December 31, 2024 and 2023, due to the Preferred Equity Investment including a mandatory redemption provision, the Company has presented the Preferred Equity Investment as a long-term liability in accordance with ASC 480 *Distinguishing Liabilities from Equity* which requires mandatorily redeemable shares to be classified as liabilities. Further, mandatorily redeemable instruments that have (1) a fixed redemption amount and (2) a fixed redemption date should be accreted to the redemption amount over the redemption period. At each reporting date, such an instrument should be presented at the redemption amount. Due to the instruments classification as a liability, any dividends or accretions on the instrument will be classified as interest expense.

During the years ended December 31, 2024 and 2023, approximately $150,000 and $134,000, respectively, was recognized as interest expense for the 6.0% Priority Return and the additional 1.5% for the Preferred Return that accretes on the Preferred Equity Investment. As of December 31, 2024 and 2023, approximately $64,000 and $34,000, respectively, of accrued Priority Return and Preferred Return remain outstanding which has been reflected in the mandatorily redeemable preferred stock balance on the combined and consolidated balance sheets.

Note F – Related Party Transactions

VBRE advances VBC and its combined affiliate and its subsidiaries money for working capital needs. These advances have no formal repayment terms and do not accrue interest. As of December 31, 2024 and 2023, advances totaling approximately $800,000 and $887,000 remained due to the related party, respectively.

See Note G for further discussion of equity-related transactions.

Note G – Equity (Deficit)

Common Stock

As of December 31, 2024, the total number of shares of all classes of stock that VBC is authorized to issue is Eleven Million (11,000,000), consisting of:

- Ten Million (10,000,000) shares of Class A common stock, with a par value of $0.001 per share (the "Class A"); and
- One Million (1,000,000) shares of Class B common stock, with a par value of $0.001 per share (the "Class B").

Each share of Class A shall entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote.

Each share of Class B shall entitle the record holder thereof to one million (1,000,000) votes on all matters on which stockholders generally are entitled to vote. Therefore, the Class B holds super majority voting rights.

Except as otherwise required in the Amended and Restated Articles of Incorporation or by applicable law, the holders of Class A and B common stock shall vote together as a single class on all matters.

The Class A, as a class, holds 100% of the economic interests of VBC. The Class B, as a class, holds virtually all of the voting interests in VBC due to the super majority voting rights.

During the year ended December 31, 2023, VBC sold 170 Class A shares to unrelated individuals for $1,700, of which $300 was not received until 2024. During the year ended December 31, 2024, the Company returned the $1,400 investment receive to the unrelated individuals due to the Regulation A offering being terminated and cancelled the 170 shares of common stock.

During the year ended December 31, 2024, VBC sold 9,659 shares of Class A in a CF for total net proceeds of approximately $73,000, net of approximately $25,000 of issuance costs. These proceeds were used to purchase Class B units in VBH.

Note G – Equity (Deficit) (continued)

As of December 31, 2024 and 2023, VBC has issued and outstanding Class A and Class B shares of 34,659 and 25,170 and 1,000,000 and 1,000,000, respectively. VBRE holds 25,000 Class A and 1,000,000 Class B shares in VBC and therefore has voting control.

Members Equity

During the years ended December 31, 2024 and 2023, the following members equity activity occurred in VBH, SC1 and NY1:

2023

- VBRE contributed its membership interests in SC1 to VHB in exchange for 715,065 Class A member units.
- VBH repurchased 144,504 of Class A units held by VBRE for $1,445,039.
- VBRE contributed $300,000 to VBH in exchange for 30,000 Class C member units. VBH contributed $300,000 of these funds to NY1 for the acquisition of the NY Real Estate (see Note C).
- As of January 1, 2023, SC1 committed to disbursing approximately $419,000 to VBRE. During the year ended December 31, 2023, SC1 remitted $275,000 to VBRE. As of December 31, 2023, the difference of $144,000 remained outstanding and was included in due to related party on the combined and consolidated balance sheets. This commitment was fulfilled in 2024.
- NY1 issued common member interests to VBH in exchange for $300,000 in cash used to acquire the NY Real Estate (see Note C) and preferred membership interests to the seller of the NY Real Estate acquired by NY1.
- VBH distributed approximately $327,500 to VBRE after SC1 received their escrow funds.

2024

- SC1 distributed $180,000 to VBH. VBH then distributed these monies to VBC and VBRE, LLC in the amount of approximately $2,000 and $178,000, respectively.
- VBC purchased 9,172 Class B units from VBH for $93,718. This transaction eliminated in combination.

As of December 31, 2024 and 2023, VBH had Class A, B and C member units issued and outstanding. As of December 31, 2024, VBRE holds all of the Class A units issued and outstanding of 645,456 and no Class C unit are issued and outstanding. As of December 31, 2023, VBRE held 570,562 and 30,000 Class A and C units, respectively. During the year ended December 31, 2024, the Class C units were exchanged for Class A unit. As of December 31, 2024 and 2023, VBC held 9,173 and 1 Class B units in VBH, respectively.

The Class C units are exchangeable at any time and from time to time, with the mutual consent of VBC, as manager, into Class A Units at a conversion ratio that results in an equal fair market value exchange. At anytime after the two-year anniversary of February 10, 2023, VBC, as manager, may cause all Class C Units to be exchanged into Class A Units at the same exchange ratio as described above. Until Class C units are exchanged for Class A units all profits and losses related to the VBH's ownership of common membership interests in NY1 will be allocated to the holders of Class C Units.

Note H – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of VBC's deferred tax assets are as follows as of December 31, 2024 and 2023:

	2024	2023
Net operating losses	$ 166,217	$ 21,102
Valuation allowance	(166,217)	(21,102)
Deferred tax asset, net	$ -	$ -

As of December 31, 2024 and 2023, VBC's has gross operating loss carryforwards of approximately $596,000 and $76,000, respectively, which can be carried forward indefinitely but are limited to being offset against passive income activities. Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

The Company has examined all available evidence and has determined that a valuation allowance is necessary to offset the deferred tax assets presented on the financial statements as of December 31, 2024 and 2023. The total valuation allowance established as of December 31, 2024 and 2023 was approximately $166,000 and $21,000, respectively.

The difference between the effective income tax rates and the statutory federal and state tax rates for the years ended December 31, 2024 and 2023 is primarily due to the change in the valuation allowance of approximately $145,000 and $58,000, respectively.

Note I – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the combined and consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note J – Subsequent Events

The Company has performed an evaluation of subsequent events through April 16, 2025 which is the date these combined and consolidated financial statements were available for issuance. No events occurred requiring adjustment to or disclosure to the consolidated financial statements.

SUPPLEMENTAL SCHEDULES

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Balance Sheet
As of December 31, 2024

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiairies	Eliminations	Combined Total
Assets				
Current assets				
Cash	$ 5,245	$ 317,470	$ -	$ 322,715
Accounts Receivable	-	3,433	-	3,433
Escrow deposits	-	121,478	-	121,478
Prepaid expenses	-	50,368	-	50,368
Due from related party		1,758	-	1,758
Due from affiliate	-	2,977	(2,977)	-
Total current assets	5,245	497,484	(2,977)	499,752
Investment in affiliate	91,685	-	(91,685)	-
Property and equipment, net	-	16,867,353	-	16,867,353
Total assets	**$ 96,930**	**$ 17,364,837**	**$ (94,662)**	**17,367,105**
Liabilities and Combined Equity (Deficit)				
Current liabilities				
Accounts payable	$ -	$ 126,519	$ -	$ 126,519
Due to affiliate	2,977	-	(2,977)	-
Notes payable, current portion	-	133,090	-	133,090
Related party payable	785,386	15,000	-	800,386
Security deposits refundable	-	181,272	-	181,272
Deferred revenue	-	24,324	-	24,324
Total current liabilities	**788,363**	**480,205**	**(2,977)**	**1,265,591**
Notes payable, less current portion and unamortized debt issuance costs	-	14,849,449	-	14,849,449
Mandatorily redeemable preferred membership interest	-	2,063,561	-	2,063,561
Total liabilities	**788,363**	**17,393,215**	**(2,977)**	**18,178,601**
Equity				
Stockholders' deficit				
Common stock Class A	35	-	-	35
Common stock Class B	1,000	-	-	1,000
Additional paid-in capital	73,248	-	-	73,248
Accumulated deficit	(765,716)	-	-	(765,716)
Total stockholders' deficit	(691,433)	-	-	(691,433)
Members' equity				
Members' equity	-	263,022	(91,685)	171,337
Noncontrolling interest	-	(291,400)	-	(291,400)
Total members' equity VictoryBase Holdings LLC	-	(28,378)	(91,685)	(120,063)
Total equity (deficit)	(691,433)	(28,378)	(91,685)	(811,496)
Total liabilities and equity (deficit)	**$ 96,930**	**$ 17,364,837**	**$ (94,662)**	**$ 17,367,105**

See accompanying accountants' report

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Balance Sheet
As of December 31, 2024

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	VictoryBase NY1 LLC	Eliminations	Consolidated Tota
Assets					
Current assets					
Cash	$ 23,725	$ 138,531	$ 155,214	$ -	$ 317,470
Accounts Receivable	-	258	3,175	-	3,433
Escrow deposits	-	121,478	-	-	121,478
Prepaid expenses	-	16,508	33,860	-	50,368
Due from related party	-	1,758	-	-	1,758
Due from affiliate	-	2,977	-	-	2,977
Total current assets	23,725	281,510	192,249	-	497,484
Investment in subsidiary	58,200	-	-	(58,200)	-
Property and equipment, net	-	9,381,621	7,485,732	-	16,867,353
Total assets	**$ 81,925**	**$ 9,663,131**	**$ 7,677,981**	**$ (58,200)**	**$ 17,364,837**
Liabilities and Members' Equity (Deficit)					
Current liabilities					
Accounts payable	$ -	$ 80,153	$ 46,366	$ -	$ 126,519
Notes payable, current portion	-	-	133,090	-	133,090
Related party payable	-	-	15,000	-	15,000
Security deposits refundable	-	108,760	72,512	-	181,272
Deferred revenue	-	16,624	7,700	-	24,324
Total current liabilities	**-**	**205,537**	**274,668**	**-**	**480,205**
Notes payable, less current portion and unamortized debt issuance costs	-	9,285,097	5,564,352	-	14,849,449
Mandatorily redeemable preferred membership interest	-	-	2,063,561	-	2,063,561
Total liabilities	**-**	**9,490,634**	**7,902,581**	**-**	**17,393,215**
Members' equity					
Members' equity (deficit)	81,925	172,497	66,800	(58,200)	263,022
Noncontrolling interest	-	-	(291,400)	-	(291,400)
Total members' equity (deficit) VictoryBase Holdings LLC	81,925	172,497	(224,600)	(58,200)	(28,378)
Total liabilities and members' equity (deficit)	**$ 81,925**	**$ 9,663,131**	**$ 7,677,981**	**$ (58,200)**	**$ 17,364,837**

See accompanying accountants' report

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Statement of Operations
For the Year Ended December 31, 2024

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiaries	Eliminations	Combined
Revenues	$ -	$ 2,178,474	$ -	$ 2,178,474
Operating expenses				
Property maintenance expense	-	104,404	-	104,404
Property tax expenses	-	281,918	-	281,918
General and administrative	508,004	576,025	-	1,084,029
Depreciation expense	-	1,047,452	-	1,047,452
Total operating expenses	508,004	2,009,799	-	2,517,803
Operating income (loss)	**(508,004)**	**168,675**	**-**	**(339,329)**
Other income (expense)				
Interest income	-	8	-	8
Interest expense	-	(830,441)	-	(830,441)
Interest expense - preferred return	-	(150,000)	-	(150,000)
Total other expense, net	-	(980,433)	-	(980,433)
Net loss before taxes and noncontrolling interest	**(508,004)**	**(811,758)**	**-**	**(1,319,762)**
Income tax expense	-	-	-	-
Net loss before noncontrolling interest	**(508,004)**	**(811,758)**	**-**	**(1,319,762)**
Less: Net loss attributable to noncontrolling interest	-	185,777	-	185,777
Net loss attributable to Combined Entity	**$ (508,004)**	**$ (625,981)**	**$ -**	**$ (1,133,985)**

See accompanying accountants' report

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2024

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	VictoryBase NY1 LLC	Eliminations	**Consolidated**
Revenues	$ -	$ 1,290,764	$ 887,710	$ -	**$ 2,178,474**
Operating expenses					
Property maintenance expense	-	63,649	40,755	-	**104,404**
Property tax expenses	-	199,675	82,243	-	**281,918**
General and administrative	4,525	286,847	284,653	-	**576,025**
Depreciation expense	-	634,219	413,233	-	**1,047,452**
Total operating expenses	4,525	1,184,390	820,884	-	2,009,799
Operating income (loss)	**(4,525)**	**106,374**	**66,826**	**-**	**168,675**
Other income (expense)					
Interest income	-	8	-	-	**8**
Interest expense	-	(542,061)	(288,380)	-	**(830,441)**
Interest expense - preferred return	-	-	(150,000)	-	**(150,000)**
Total other expense, net	-	(542,053)	(438,380)	-	**(980,433)**
Net loss before taxes and noncontrolling interest	**(4,525)**	**(435,679)**	**(371,554)**	**-**	**(811,758)**
Income tax expense	-	-	-	-	**-**
Net loss before noncontrolling interest	**(4,525)**	**(435,679)**	**(371,554)**	**-**	**(811,758)**
Less: Net loss attributable to noncontrolling interest	-	-	185,777	-	**185,777**
Net loss attributable to the consolidated entity	**$ (4,525)**	**$ (435,679)**	**$ (185,777)**	**$ -**	**$ (625,981)**

See accompanying accountants' report

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Balance Sheet
As of December 31, 2023

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiairies	Eliminations	Combined Total
Assets				
Current assets				
Cash	$ 13,177	$ 468,228	$ -	$ 481,405
Accounts Receivable	446	13,358	-	13,804
Escrow deposits	-	102,050	-	102,050
Prepaid expenses	-	39,633	-	39,633
Prepaid offering costs	446,475	-	-	446,475
Due from related party	-	3,597	-	3,597
Due from affiliate	-	3,577	(3,577)	-
Total current assets	460,098	630,443	(3,577)	1,086,964
Property and equipment, net	-	17,887,850	-	17,887,850
Total assets	**$ 460,098**	**$ 18,518,293**	**$ (3,577)**	**$ 18,974,814**
Liabilities and Combined Equity (Deficit)				
Current liabilities				
Accounts payable	$ -	$ 137,582	$ -	$ 137,582
Due to affiliate	3,577	-	(3,577)	-
Notes payable, current portion	-	126,612	-	126,612
Related party payable	710,833	176,415	-	887,248
Security deposits payable	-	176,096	-	176,096
Deferred revenue	-	24,928	-	24,928
Total current liabilities	**714,410**	**641,633**	**(3,577)**	**1,352,466**
Notes payable, less current portion and unamortized debt issuance costs	-	14,973,436	-	14,973,436
Mandatorily redeemable preferred membership interest	-	2,033,561	-	2,033,561
Total liabilities	**714,410**	**17,648,630**	**(3,577)**	**18,359,463**
Equity (Deficit)				
Stockholders' deficit				
Common stock Class A	25	-	-	25
Common stock Class B	1,000	-	-	1,000
Additional paid-in capital	2,375	-	-	2,375
Accumulated deficit	(257,712)	-	-	(257,712)
Total stockholders' deficit	(254,312)	-	-	(254,312)
Members' equity				
Members' equity	-	975,286	-	975,286
Noncontrolling interest	-	(105,623)	-	(105,623)
Total members' equity VictoryBase Holdings LLC	-	869,663	-	869,663
Total equity (deficit)	**(254,312)**	**869,663**	**-**	**615,351**
Total liabilities and equity (deficit)	**$ 460,098**	**$ 18,518,293**	**$ (3,577)**	**$ 18,974,814**

See accompanying accountants' report

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Balance Sheet
As of December 31, 2023

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	VictoryBase NY1 LLC	Eliminations	Consolidated Total
Assets					
Current assets					
Cash	$ 1,000	$ 311,859	$ 155,369	$ -	$ 468,228
Accounts Receivable	-	7,950	5,408	-	13,358
Escrow deposits	-	102,050	-	-	102,050
Prepaid expenses	-	5,305	34,328	-	39,633
Due from related party	-	3,597	-	-	3,597
Due from affiliate	-	3,577	-	-	3,577
Total current assets	**1,000**	**434,338**	**195,105**	**-**	**630,443**
Property and equipment, net	-	9,999,857	7,887,993	-	17,887,850
Total assets	**$ 1,000**	**$ 10,434,195**	**$ 8,083,098**	**$ -**	**$ 18,518,293**
Liabilities and Members' Equity (Deficit)					
Current liabilities					
Accounts payable	$ -	$ 91,223	$ 46,359	$ -	$ 137,582
Notes payable, current portion	-	-	126,612	-	126,612
Related party payable	8,268	158,136	10,011	-	176,415
Security deposits payable	-	105,046	71,050	-	176,096
Deferred revenue	-	15,625	9,303	-	24,928
Total current liabilities	**8,268**	**370,030**	**263,335**	**-**	**641,633**
Notes payable, less current portion and unamortized debt issuance costs	-	9,275,988	5,697,448	-	14,973,436
Mandatorily redeemable preferred membership interest	-	-	2,033,561	-	2,033,561
Total liabilities	**8,268**	**9,646,018**	**7,994,344**	**-**	**17,648,630**
Members' equity (deficit)					
Members' equity (deficit)	(7,268)	788,177	194,377	-	975,286
Noncontrolling interest	-	-	(105,623)	-	(105,623)
Total members' equity (deficit) VictoryBase Holdings LLC	**(7,268)**	**788,177**	**88,754**	**-**	**869,663**
Total liabilities and members' equity (deficit)	**$ 1,000**	**$ 10,434,195**	**$ 8,083,098**	**$ -**	**$ 18,518,293**

See accompanying accountants' report

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Statement of Operations
For the Year Ended December 31, 2023

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiaries	Eliminations	Combined
Revenues	$ 1,441	$ 1,963,588	$ -	$ 1,965,029
Operating expenses				
Property maintenance expense	-	151,596	-	151,596
Propert tax exepnses	-	190,987	-	190,987
General and administrative	47,214	326,959	-	374,173
Depreciation expense	-	1,007,008	-	1,007,008
Total operating expenses	47,214	1,676,550	-	1,723,764
Operating income (loss)	**(45,773)**	**287,038**	**-**	**241,265**
Other income (expense)				
Interest income	-	181	-	181
Interest expense	-	(898,718)	-	(898,718)
Interest expense - preferred return	-	(133,561)	-	(133,561)
Total other expense, net	-	(1,032,098)	-	(1,032,098)
Net loss before taxes and noncontrolling interest	**(45,773)**	**(745,060)**	**-**	**(790,833)**
Income tax expense	-	-	-	-
Net loss before noncontrolling interest	**(45,773)**	**(745,060)**	**-**	**(790,833)**
Less: Net loss attributable to noncontrolling interest	-	105,623	-	105,623
Net loss attributable to Combined Entity	**$ (45,773)**	**$ (639,437)**	**$ -**	**$ (685,210)**

See accompanying accountants' report

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2023

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	VictoryBase NY1 LLC	Eliminations	Consolidated
Revenues	$ -	$ 1,280,027	$ 683,561	$ -	$ 1,963,588
Operating expenses					
Property maintenance expense	-	102,206	49,390	-	151,596
Propert tax exepnses	-	159,963	31,024	-	190,987
General and administrative	3,780	234,521	88,658	-	326,959
Depreciation expense	-	634,947	372,061	-	1,007,008
Total operating expenses	3,780	1,131,637	541,133	-	1,676,550
Operating income (loss)	**(3,780)**	**148,390**	**142,428**	**-**	**287,038**
Other income (expense)					
Interest income	-	-	181	-	181
Interest expense	-	(678,424)	(220,294)	-	(898,718)
Interest expense - preferred return	-	-	(133,561)	-	(133,561)
Total other expense, net	-	(678,424)	(353,674)	-	(1,032,098)
Net loss before taxes and noncontrolling interest	**(3,780)**	**(530,034)**	**(211,246)**	**-**	**(745,060)**
Income tax expense	-	-	-	-	-
Net loss before noncontrolling interest	**(3,780)**	**(530,034)**	**(211,246)**	**-**	**(745,060)**
Less: Net income attributable to noncontrolling interest	-	-	105,623	-	105,623
Net loss attributable to the consolidated entity	**$ (3,780)**	**$ (530,034)**	**$ (105,623)**	**$ -**	**$ (639,437)**

See accompanying accountants' report